Exhibit 99.4

Additional information for US investors 2004

This insert to ICI’s Annual Review for 2004 is being issued
to recipients of the report in the USA. It presents summarized financial information from ICI’s financial statements which
adopts a format and terminology customary in the USA.

This insert provides a summarized statement of consolidated income and a consolidated balance sheet using a format and terminology customary in the USA. This insert should be read in conjunction with the Annual Review of the Group. Each financial statement, which has been prepared under UK Generally Accepted Accounting Principles (UK GAAP), is followed by details of the adjustments necessary to present net income, and shareholders’ equity on a US GAAP basis. For convenience only, sterling figures have been translated into US dollars at the 31 December 2004 rate of £1 = $1.92975.

Summarized statement of consolidated income

For the year ended 31 December

	2004	2003	2004	2003
	£m	£m	$m	$m

UK GAAP

Total sales	5,601	5,849	10,809	11,287

Net income after exceptional items – UK GAAP	210	20	405	39

Continuing operations	224	23	432	44

Discontinued operations	(14)	(3)	(27)	(5)

Adjustments to conform with US GAAP

Pension expense	(24)	(7)	(46)	(14)

Purchase accounting adjustments

Amortization/impairment of goodwill and amortization of intangibles	(10)	(249)	(19)	(480)

Disposals and other adjustments	(67)	72	(129)	139

Capitalization of interest less amortization and disposals	(4)	(5)	(8)	(10)

Derivative instruments and hedging activities	(10)	(15)	(19)	(29)

Restructuring costs	(47)	46	(91)	89

Share compensation expense	(7)	(7)	(14)	(14)

Tax effect of US GAAP adjustments	64	(21)	124	(40)

Total US GAAP adjustments	(105)	(186)	(202)	(359)

Net income (loss) in accordance with US GAAP	105	(166)	203	(320)

Continuing operations	129	(181)	249	(349)

Discontinued operations	(24)	15	(46)	29

Net income per American Depositary Receipt (ADR)* – UK GAAP

	£	£	$	$

Before goodwill amortization and exceptional items	0.88	0.74	1.70	1.43

After goodwill amortization and exceptional items

Basic	0.71	0.07	1.37	0.14

Diluted	0.71	0.07	1.37	0.14

Dividends per ADR†	0.29	0.25	0.56	0.48

*	Four ICI £1 Ordinary Shares are represented by one American Depositary Share, each of which is evidenced by one ADR.

†	No partial refund if the UK tax credit is payable to US resident ADR holders in respect of dividends paid after 1 May 2003.

1	ADDITIONAL INFORMATION FOR US INVESTORS

Consolidated balance sheet

At 31 December

		2004	2003	2004	2003
		£m	£m	$m	$m

UK GAAP

Assets

Current assets

Cash		396	249	764	481

Investments and short-term deposits		105	345	203	666

Debtors		1,587	1,605	3,063	3,097

Stocks		648	626	1,250	1,208

Total current assets		2,736	2,825	5,280	5,452

Non-current investments		61	57	118	110

Tangible assets		1,659	1,794	3,201	3,462

Intangible assets – goodwill		480	532	926	1,026

Total assets		4,936	5,208	9,525	10,050

Liabilities and shareholders’ equity

Creditors due within one year

Creditors and accrued liabilities		1,343	1,279	2,592	2,469

Corporation tax		386	342	745	660

Dividends payable		46	42	89	81

Short-term borrowings		137	29	264	56

Current installments of loans		165	534	318	1,030

Total current liabilities		2,077	2,226	4,008	4,296

Creditors due after more than one year

Loans		1,117	1,353	2,155	2,611

Other creditors		20	18	39	35

		1,137	1,371	2,194	2,646

Provisions for liabilities and charges		914	1,092	1,764	2,107

Minority interests – equity		87	69	168	133

Shareholders’ funds – equity

Called up share capital		1,191	1,191	2,298	2,298

Share premium accounts		933	933	1,800	1,800

Income retained and other reserves		(1,403)	(1,674)	(2,707)	(3,230)

Total shareholders’ equity		721	450	1,391	868

Total liabilities and shareholders’ equity		4,936	5,208	9,525	10,050

	Balance sheet	2004	2003	2004	2003
	item note*	£m	£m	$m	$m

Shareholders’ equity – UK GAAP		721	450	1,391	868

Adjustments to conform with US GAAP

Pension costs	2	(510)	(482)	(984)	(930)

Pension costs – minimum pension liability	4	(582)	(601)	(1,123)	(1,160)

Purchase accounting adjustments, including goodwill and intangibles	1	2,489	2,778	4,803	5,361

Disposal accounting adjustments	4	(100)	(29)	(193)	(56)

Capitalization of interest less amortization and disposals	1	27	31	52	60

Derivative instruments and hedging activities	2	24	25	46	48

Restructuring – contract termination	4	(2)	8	(4)	15

Restructuring – asset impairment	1	2	39	4	75

Ordinary dividends	3	46	42	89	81

Deferred taxation and tax effects of US GAAP adjustments	4	(225)	(421)	(434)	(812)

Deferred taxation and tax effects of US GAAP adjustments	2	389	519	751	1,002

Total US GAAP adjustments		1,558	1,909	3,007	3,684

Shareholders’ equity in accordance with US GAAP		2,279	2,359	4,398	4,552

*	Relevant balance sheet line items included above to facilitate comparison between UK GAAP and US GAAP:
1 Tangible and intangible assets; 2 Debtors; 3 Creditors; 4 Provision for liabilities and charges.

ADDITIONAL INFORMATION FOR US INVESTORS	2

Differences between United Kingdom and United States Accounting Principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

(a)	Accounting for pension costs
There are five significant differences between UK GAAP as set out in SSAP 24 and US GAAP in accounting for pension costs that impact ICI:

(i)	SFAS No. 87 Employers’ Accounting for Pensions requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(ii)	SFAS No. 87 requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to a company’s best estimate of the cost of providing the benefits promised.

(iii)	Under SFAS No. 87 a negative pension cost may arise where a significant unrecognized net asset or gain exists at the time of implementation. This is required to be amortized on a straight-line basis over the average remaining service life of employees. Under UK GAAP, the Group’s policy is to not recognize pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

(iv)	Under SFAS No. 87, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognized in the statement of financial position. If this liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction in shareholders’ equity, net of tax. Under UK GAAP, this liability is usually recognized on a systematic basis over the remaining average service lives of the employees by way of increased contribution rates.

(v)	SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognized gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognized over the expected service life of the remaining employees.

(b)	Purchase accounting adjustments, including the amortization and impairment of goodwill and intangibles
In the Group’s financial statements, prepared in accordance with UK GAAP, goodwill arising on acquisitions accounted for under the purchase method after 1 January 1998 is capitalized and amortized. Prior to that date such goodwill arising on acquisitions by the Group was and remains eliminated against retained earnings. Values were not placed on intangible assets. Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired asset, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the income or loss on disposal or closure.

Prior to the adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 January 2002, under US GAAP all goodwill was capitalized and amortized through the income statement over its estimated life not exceeding 40 years. Also, under US GAAP, it was normal practice to ascribe fair values to identifiable intangibles and for the purpose of the adjustments to US GAAP, included in the tables below, identifiable intangible assets of the Group were amortized to income over the lower of their estimated lives or 40 years. Provision under US GAAP was made where there was a permanent impairment to the carrying value of capitalized goodwill and intangible assets, based on a projection of future undiscounted cash flows.

The Group adopted the provisions of SFAS No. 142 from 1 January 2002. The standard requires that intangible assets with finite lives be amortized over their estimated useful lives. Intangible assets with indefinite lives are tested for impairment annually in lieu of being amortized. Goodwill is no longer amortized on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise.

At 31 December 2004 the Group had intangible assets with a gross carrying amount of £278m less accumulated amortization of £209m under US GAAP. The related amortization expense for the period was £29m. The amortization expense for the five succeeding years is estimated as follows: 2005 £28m, 2006 £28m, 2007 £13m, 2008 £nil and 2009 £nil.

The goodwill balance under US GAAP at 31 December 2004 amounted to £2,827m (2003 £3,173m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows:

	National	Quest	Paints	Regional	Total
	Starch			and
				Industrial
	£m	£m	£m	£m	£m

Cost

At beginning of year	1,915	736	504	18	3,173

Acquisitions	–	–	1	–	1

Disposals	(57)	(163)	–	–	(220)

Exchange	(80)	(26)	(19)	(2)	(127)

At end of year	1,778	547	486	16	2,827

(c)	Capitalization of interest
There is no requirement in the UK to capitalize interest and the Group does not capitalize interest in its Group financial statements. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.

(d)	Derivative instruments and hedging activities
In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Group adopted SFAS No. 133 and SFAS No. 138 on 1 January 2001. In accordance with the transition provisions of SFAS No. 133, the Group recorded, at 1 January 2001, a net-of-tax cumulative-effect-type increase of £4m in accumulated other comprehensive income within shareholders’ equity, to recognize at fair value all derivatives that were previously designated as cash flow hedging instruments. A fair value adjustment increased debt by £35m which was offset by a corresponding amount to record derivatives previously designated as fair value hedging instruments. All of the transition adjustment that was recorded in accumulated other comprehensive income has been reclassified into earnings as of 31 December 2001. The fair value adjustment to debt is being amortized over the period of the debt in accordance with the transitional rules. Upon adoption, the Group’s management decided not to designate any of its derivative instruments as hedges for US GAAP accounting purposes. Derivatives previously designated as cash flow and fair value hedges are now marked to market. Consequently, the Group’s earnings under US GAAP may be more volatile because of the effect of derivative instruments. Under US GAAP, the forward contracts to purchase the Company’s Ordinary Shares by the employee share trust in order to hedge obligations in respect of options issued under certain employee share option schemes are recognized in the balance sheet at fair value, with changes in the fair value recognized in net income.

3	ADDITIONAL INFORMATION FOR US INVESTORS

Differences between United Kingdom and United States Accounting Principles (continued)

SFAS No. 149 Amendments to Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This standard applies to contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. Adoption of this standard had no effect on the Group’s results.

SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003 and amends the accounting and classification for certain financial instruments, such as those used in most share buy-backs that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value recorded through the income statement. The statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS No. 150 has not had an impact on the Group’s financial statements.

(e)	Restructuring costs
The Group has historically incurred various restructuring costs that have primarily included costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under UK GAAP, liabilities for restructuring costs are recognized once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognized for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i)	Prior to the adoption of SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities on 1 January 2003, involuntary employee termination benefits were recognized as a liability in accordance with EITF 94–3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognized rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 or SFAS No. 112 Employers’ Accounting for Post-employment Benefits and are accrued once they become probable and estimable.

(ii)	Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

(iii)	Prior to the adoption of SFAS No. 146, other costs associated with an exit activity were recognized as a liability in accordance with EITF 94–3 when the Group’s management committed to execute an exit plan that would result in costs that would have no future economic benefit. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognized when the liability is irrevocably incurred. The restructuring programs announced during 2003 gave rise to a difference between UK and US GAAP in the amount of £8m in respect of contract termination provisions that did not yet meet the criteria of a liability under SFAS No. 146. In 2004, an amount of £10m was recognized as a contract termination provision under US GAAP.

(iv)	Under UK GAAP, assets to be abandoned are written down to the higher of net realisable value and value in use. Under US GAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted cash flows. If the undiscounted cash flows are less than the asset’s carrying value, an impairment loss must be recognized. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life. An adjustment in this respect amounting to £2m has been included in the US GAAP reconciliation under the heading “Restructuring”.

(f)	Foreign exchange
Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g)	Discontinued operations
Under UK GAAP, discontinued operations are defined as material, clearly separate operations which have been sold or permanently terminated. UK GAAP further states that for an operation to be classified as discontinued, its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. A list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1 to the Group’s financial statements in its Annual Report and Accounts 2004. Under SFAS No. 144 a discontinued operation is now defined as a component of an entity that has been disposed of or although still operating is subject to a formal plan for disposal. This component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Under US GAAP, the Quest Food Ingredients disposal during 2004 met the SFAS No. 144 conditions and was classified as a discontinued operation. The disposal of the National Starch Vinamul Polymers business that completed on the 7 February 2005 is treated as continuing under US GAAP as Vinamul will continue to be a supplier to National Starch and the cashflows of Vinamul will not be eliminated from the ongoing operations of National Starch following the disposal transaction.

Accordingly, under US GAAP, the profit of the Quest Food Ingredients operations of £5m and the loss on the disposal of £44m are classified within discontinued operations. Prior period results have been restated. Under UK GAAP, the loss on sale in 2004 amounted to £27m which included goodwill previously included in reserves of £154m.

Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. The goodwill allocated to Quest Food Ingredients under US GAAP is £163m. In addition to goodwill, Quest Food Ingredients had an intangible asset with a net book value of £7m under US GAAP that was not recognized under UK GAAP. US GAAP also requires the cumulative foreign currency differences of £4m held in reserves to be recycled in the profit/loss on disposal calculation. Consequently, the loss reported under US GAAP amounted to £39m. These adjustments have been disclosed in the US GAAP reconciliation under the headings to which they relate.

Quest Food Ingredients sales were £50m for 2004 and £148m for 2003. The pre-tax profit was £7m for 2004 and £20m for 2003.

The disposal of the Vinamul Polymers business completed on the 7 February 2005. Sales for the business were £163m and pre-tax profit £9m for 2004. A loss of £57m has been recognized on initial write-down of the assets to fair value at the date it was classified as “held for sale”. This has been included under the heading “Disposals and other adjustments”. The major classes of assets and liabilities included within the disposal group of the Vinamul Polymers business are as follows; goodwill and intangible assets £4m, tangible fixed assets £90m, inventory £12m, debtors £14m, creditors due within one year £21m and provisions £6m.

ADDITIONAL INFORMATION FOR US INVESTORS	4

Differences between United Kingdom and United States Accounting Principles (continued)

Under UK GAAP, neither the disposal of Quest Food Ingredients or National Starch Vinamul Polymers business had a material effect on the nature or focus of operations nor did they represent a material reduction in operating facilities. As a result, they were both classified as continuing under UK GAAP.

(h)	Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos Chlor business, the entity could not be deconsolidated. On 25 October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to Ineos Chlor of £55m. As a result, ICI has written off all existing indebtedness from Ineos Chlor and transferred its 15% equity interest to Ineos. A charge of £5m was incurred in the UK GAAP results for this transaction. Under US GAAP, the results of the operations of Ineos Chlor up to the date of disposal, and the loss on disposal of £5m are included within continuing operations.

In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC (HIH) to Matlin Patterson Global Opportunities Partners, for completion by 15 May 2003. Under UK GAAP, the Group discontinued the application of the equity method of accounting on reaching this agreement and deferred recognition of the loss on sale of the HIH Notes and gain on sale of the equity until completion of the transaction on 9 May 2003, at which time a profit before tax of £50m was recognized.

Under US GAAP, the Notes transaction and the equity transaction were accounted for as separate transactions since they were not interdependent. Accordingly, under US GAAP, a pre-tax loss was recognized on the sale of the HIH Notes (approximately £40m) in 2002, and the pre-tax gain on the equity transaction (approximately £121m) has been recognized in 2003. Additionally, under US GAAP, the Group has continued to account for its equity investment in HIH under the equity method of accounting, and therefore has continued to recognize its proportionate share of HIH’s operating results until completion. The equity accounted results in 2003 up to the date of completion (a pre-tax loss of £14m) have been included in the US GAAP net income reconciliation. The adjustments in respect of HIH have been included in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

During 2003 the Group disposed of its Permabond business. Under UK GAAP this gave rise to a loss on disposal of £19m which included goodwill previously written off to reserves of £19m. Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. Consequently, the loss reported in 2003 under US GAAP amounted to £4m and the adjustment of £15m has been disclosed in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

(i)	Ordinary dividends
Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity upon declaration of the dividend.

(j)	Taxation
Both UK and US GAAP require full provision for deferred tax, and consequently the adjustment in respect of taxation primarily relates to the deferred tax effect of other US GAAP adjustments.
(k)	Share compensation expense
In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognized in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognized for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortized over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. At 31 December 2004, the Group had a number of share-based compensation plans, which are described in Note 23 to the Group’s financial statements in its Annual Report and Accounts 2004. FASB No. 148 Accounting for Stock Based Compensation – Transitional and Disclosure, was issued in December 2002 and amends SFAS No. 123
Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Pursuant to SFAS No. 123, the Group has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Group had adopted the fair value based accounting method prescribed by SFAS No. 123:

	2004	2003		2002
	£m	£m		£m

Net income (loss) as reported	105	(166)		9

Add: Stock-based employee
compensation cost included in
determining net income (loss)	7	7		3

Less: Stock-based compensation
cost if the fair value based method
had been applied	(8)	(10)		(9)

Pro-forma net income (loss)	104	(169)		3

Earnings per share:

Basic and diluted – as reported	8.9p	(14.0	)p	0.8p

Basic and diluted – pro-forma	8.8p	(14.3	)p	0.3p

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004 and 2003, respectively: dividend yields of 3.3% and 4.1%; expected volatility of 58% and 72%, risk-free interest rates of 4.8% and 4.2%, and expected lives of 4 years and 4 years.

(l)	Guarantors’ Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others
FIN No. 45 was issued in November 2002 and addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and has adopted the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002.

Note 39 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in Note 39 to the Group’s financial statements in its Annual Report and Accounts 2004,

5	ADDITIONAL INFORMATION FOR US INVESTORS

Differences between United Kingdom and United States Accounting Principles (continued)

with terms ranging between 1 to 14 years, amounted to £636m at 31 December 2004 (2003 £775m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £150m (2003 £150m).

No guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

(m)	Variable interest entities
FIN No. 46 (revised) Consolidation of Variable Interest Entities was issued in December 2003 and clarifies the application of the consolidation rules to certain variable interest entities. Consolidation based on variable interest is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinate financial support from other parties. FIN No. 46 (revised) also provides disclosure requirements related to significant investment in variable interest entities, whether or not those entities are consolidated. The Interpretation contains exemptions for entities deemed to be a business, subject to certain other criteria being met.

The Interpretation applies to reporting periods ending 15 March 2004, except for entities considered to be special-purpose entities, to which this Interpretation applies for reporting periods ending after 15 December 2003. The Group does not hold an interest in any entity considered to be a special-purpose entity. The adoption of FIN No. 46 (revised) did not have a material impact on the Group’s results.

(n)	New US Accounting Standards implemented in the period

SFAS No.132 (revised) Employers’ disclosures about pensions and other post-retirement benefits
SFAS No. 132 (revised) was issued in December 2003 and revises the employers’ disclosures about pensions and other post retirement benefit plans. It retains the recognition and measurement as required by SFAS No. 87, SFAS No. 88 and SFAS No. 106 Employers’ Accounting for Post-retirement Benefits Other Than Pensions, and the disclosure requirements of SFAS No. 132. It requires additional disclosures which are included within the pension and other post-retirement benefits section of this note. The statement was effective for years ending after 15 June 2004.

(o)	New US Accounting Standards not yet implemented

SFAS No. 123 (revised) Share-based Payment
SFAS No. 123 (revised) addresses the accounting for share-based payment transactions in which an enterprise receives employees services in exchange for financial instruments which may be classified as (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s instruments. SFAS No. 123 (revised) requires the grant-date fair value of the award to be recognized in the income statement over the requisite service period (usually the vesting period). SFAS No. 123 (revised) removes an entity’s ability to account for such awards using the intrinsic value method of accounting allowed in APB Opinion No. 25, which was permitted under SFAS No. 123, as originally issued. The statement is effective for years ending after 15 June 2005. The Group has not yet completed evaluating the effect of this standard on its financial statement.

SFAS No. 151 Inventory Costs – amendments to ARB No. 43, Chapter 4
SFAS No. 151 was issued in November 2004 and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. The standard requires these items to be recognized as current period costs and requires that allocation of fixed production overheads to the cost of conversion to be based on the normal capacity of production facilities. The standard applies to inventory costs incurred during reporting periods beginning after 15 June 2005. Adoption of this standard will not have any significant impact on the results of the Group.

SFAS No. 153 Exchange of Non-monetary Assets – an amendment of APB Opinion No 29.
SFAS No. 153 was issued in December 2004 and addresses the accounting for non-monetary exchange of productive assets, allowing exchanges that do not have commercial substance to be exempt from fair value measurement and eliminating the previous exemption from fair value measurement for non-monetary exchanges of similar productive assets. The standard applies to non-monetary asset exchanges occurring during reporting periods beginning after 15 June 2005. Adoption of this standard is not expected to have an effect on the Group’s financial statements.

ADDITIONAL INFORMATION FOR US INVESTORS	6